Exhibit 16.1

June 29, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zhong Yang Financial Group Limited
CIK No: 0001848275

Dear Sir or Madam:

We have read the Form 6-K dated June 29, 2022 of Zhong Yang Financial Group Limited (the “Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in the Form 6-K.

/s/ Friedman LLP

New York, New York